

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Arlen R. Shenkman
Chief Financial Officer
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309

>   **Re: Citrix Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2020**
>   **Filed February 8, 2021**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2021**
>   **Filed July 30, 2021**
>   **File No. 000-27084**

Dear Mr. Shenkman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology